

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 9, 2023

Dr. Jiong Ma
Chief Executive Officer
Chavant Capital Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

Chavant Capital Acquisition Corp.

> **Re: Chavant Capital Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on November 3, 2023**
> **File No. 333-271197**

Dear Dr. Jiong Ma:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Special Meeting and the Related Proposals
How much dilution may non-redeeming Chavant shareholders experience in connection with the Transaction..., page 21

1. Refer to the tables on pages 22 and 23 and related footnotes. In footnote (6b), please clarify that the implied total equity value of New Mobix Labs is $280.5 million, or approximately $289.2 million. Your current disclosure states $270.9 million and $279.6 million, respectively. In footnote (19), please clarify that the total additional shares in the No Redemption scenario is 23,525,875 shares and the total in the Maximum Redemption scenario is 23,502,508 shares, as shown in the table on page 23. Your current disclosure states 23,198,066 shares and 23,174,699 shares, respectively.

Risk Factors
Nasdaq may delist our securities from trading on its exchange..., page 105

2. We note that you removed disclosure relating to how your redemptions in connection with the Third Extension and removal of the Redemption Limitation from your governing documents may make it more difficult to regain compliance with the MVLS Rule and the other Nasdaq listing rules. Please revise to discuss these risks.

Unaudited Pro Forma Condensed Combined Financial Information
The Transaction, page 118

3. Refer to the bullet point for Assuming Maximum Redemption at the bottom of page 120. The first sentence appears to be an incomplete sentence and has been truncated from previous disclosure as additional sentences have been omitted from this amendment that were previously included in the prior amendment. Further, it appears footnotes 3 and 4 should be numbered as 1 and 2, respectively. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Mobix Labs
Recent Developments, page 257

4. We note disclosure that in August 2023, Mobix Labs entered into two non-binding term sheets to acquire entities which operate in a strategically aligned industry. The term sheet with one company will expire on December 4, 2023, but is subject to an automatic 15 day extension and the term sheet with the second company expired on August 31, 2023, however, the parties are in negotiation to extend the expiration date. Tell us the consideration given to providing the financial information required by Rule 8-04 and Rule 8-05 of Regulation S-X for each entity, to the extent they are considered to be probable or pending business acquisitions. Also, provide disclosure in the introductory section to the Unaudited Pro Forma Financial Statements of this recent development and the expected material effect, if any, the acquisitions would have on the pro forma financial statements.

Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 - Form of Opinion of Simpson Thacher & Bartlett LLP as to the validity of the securities registered, page II-2

5. We note that your cover page and Exhibit 5.1 state that you are registering 23,960,315 shares of Class A Common Stock. However, this appears inconsistent with Exhibit 107, which provides that 27,005,275 shares of Class A Common Stock are being registered and this number includes the shares underlying your Public Warrants. Please revise to address this apparent inconsistency.

Dr. Jiong Ma
Chavant Capital Acquisition Corp.
November 9, 2023
Page 3

       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: John C. Ericson